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November 6, 2024	Alexander C. Karampatsos alexander.karampatsos@dechert.com +1 202 261 3402 Direct +1 617 275 8365 Fax

VIA EDGAR

Ms. Lisa N. Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Eagle Point Defensive Income Trust Registration Statement on Form N-2 File Nos. 333-281462 and 811-23994

Dear Ms. Larkin:

This letter responds to comments that you conveyed in a letter dated September 10, 2024 with respect to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 12, 2024 on behalf of Eagle Point Defensive Income Trust (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 1 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

Prospectus

1.	Comment: General. Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response:          The Fund confirms that it has not presented any test the waters materials to potential investors in connection with this offering.

2.	Comment: Cover Page. In the first paragraph of the section titled, “Investment Objectives and Principal Investment Strategy,” disclosure refers to “opportunistic credit opportunities.” Please describe this phrase using plain English.

Response:          The Fund has revised the disclosure accordingly.

Ms. Larkin November 6, 2024 Page 2

3.	Comment: Cover Page. In the sixth bullet point, disclosure refers to a “return of capital.” Please describe this term using plain English.

Response:          The Fund has revised the disclosure accordingly.

4.	Comment: Cover Page. In the seventh bullet point, disclosure describes the sources from which distributions may be paid. Please confirm that such sources do not include amounts from the Fund’s affiliates that are subject to repayment by investors. Otherwise, please add such disclosure.

Response:          The Fund confirms that such sources do not include amounts from the Fund’s affiliates that are subject to repayment by investors.

5.	Comment: Cover Page. Please review Form N-2 Item 2.2 and 2.3 and, if applicable, include the disclosure required by rule 481(d) and (e) of the Securities Act regarding stabilization efforts and prospectus delivery obligations, respectively.

Response:          The Fund respectfully notes that this disclosure is not applicable.

6.	Comment: Prospectus Summary. Disclosure describes with specificity some of the Fund’s investments, but also refers to “investment vehicles (among others),” “similar investment vehicles (including special purpose vehicles, and companies and sponsors of such vehicles,” and “other securities or instruments.” Please revise these generally-described sections to be more specific and to align with risk disclosure about specific investments that have not yet been described in the strategies section (e.g., secured debt, unsecured debt, distressed investments, high-yield investments, synthetic securities, ETFs, CLOs, loan accumulation facilities, etc.).

Response:          The Fund has revised the disclosure accordingly.

7.	Comment: Prospectus Summary. Please disclose the expected credit quality and maturity of the Fund’s debt investments.

Response:          The Fund has revised the disclosure accordingly.

8.	Comment: Prospectus Summary. The Fund’s name includes the term “defensive.” Please add disclosure to the summary and main prospectus that explains the “defensive” aspect of the Fund’s strategy. Otherwise, please remove the term from the name.

Response:          The Fund has revised the disclosure accordingly.

9.	Comment: Portfolio Construction Process. Disclosure refers to “capital deployment optimization” and “macroeconomic conditions.” Please revise these phrases using plain English.

Response:          The Fund has revised the disclosure accordingly.

Ms. Larkin November 6, 2024 Page 3

10.	Comment: Financing Strategy. Disclosure refers to a credit agreement that the Fund entered into with City National Bank. Please file the executed agreement as an exhibit to the registration statement.

Response:          The Fund believes that the filing of credit agreements is not required by Form N-2. Item 25.2 of Form N-2 requires certain exhibits to be filed as part of a fund’s registration statement. Credit agreements are not specifically referenced among the required exhibits listed in Item 25.2, but Item 25.2.k contains a catch-all that requires “copies of all other material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the date of filing the registration statement” to be filed as exhibits to the registration statement. In light of the fact that the purpose of a credit agreement will be to permit the Fund to employ leverage to enhance its potential for achieving its investment objective, the Fund believes that such credit agreement would be made in the ordinary course of business—that is, the borrowings under a credit agreement only will be used to invest in additional securities that are in accordance with the Fund’s investment objective and investment strategies, which the Fund considers to be its “ordinary course of business.” In addition, to the extent a credit agreement is required to be filed as an exhibit to the Registration Statement, the Fund would need the consent of any lender to do so.

11.	Comment: Summary Risk Factors. Please add a risk that addresses the Fund’s investments in various kinds of underlying funds, such as business development companies, closed-end funds, private funds, etc. (e.g., see disclosure on pages 37 and 53).

Response:          The Fund has revised the disclosure accordingly.

12.	Comment: Summary of the Offering. Disclosure states that the Fund is offering three classes of common shares and that the Fund may rely on exemptive relief from the Securities and Exchange Commission to, among other things, issue multiple classes of shares and to impose asset-based distribution and/or shareholders servicing fees. Please revise the registration statement to clarify that the Fund has applied, or will apply, for such relief and there is no assurance that the Fund will receive such relief. Also, state which class of shares the Fund will offer until such relief is granted.

Response:          The Fund notes that such relief has already been granted in the SEC’s order issued to Eagle Point Enhanced Income Trust, et al. on June 25, 2024 (Release No. 35219). The Fund respectfully notes that this relief applies to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which any entity controlling, controlled by, or under common control with Eagle Point Enhanced Income Management LLC or Eagle Point Credit Management LLC acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. Given that the Fund’s Adviser is under common control with Eagle Point Enhanced Income Management LLC and Eagle Point Credit Management LLC and the Fund will operate as an interval fund, the exemptive relief provided by the SEC applies to the Fund.

Ms. Larkin November 6, 2024 Page 4

13.	Comment: Summary of Fees and Expenses. Disclosure states that the Fund may invest in other investment companies. Unless the Fund anticipates that the indirect expenses from such investments will be less than one basis point, please add a caption for acquired fund fees and expenses (“AFFE”) to the fee table and reflect such fees in the expense table. Also, please disclose in a footnote to the fee table that AFFE are based on estimated amount for the current fiscal year. See Item 3, Instrs.10.a. and f. of Form N-2.

Response:          The Fund confirms that AFFE is not expected to exceed one basis point of the Fund’s net assets.

14.	Comment: Investment Objectives, Strategies, and Policies. In the third paragraph, disclosure refers to the Fund seeking “‘wholesale economics’ in the form of original issue discount while driving key terms and conditions, or may be acquired on the secondary market.” Please revise this sentence using plain English.

Response:          The Fund has revised the disclosure accordingly.

15.	Comment: Subsidiaries. Disclosure states that the Fund may invest indirectly through wholly-owned subsidiaries (a “Subsidiary”). Please respond to the following comments:

•	Identify the custodian of the Subsidiary.

Response:         The Fund does not currently have a Subsidiary. If a Subsidiary is formed, it would be intended for the Subsidiary to use the same custodian as the Fund.

•	Confirm to us that (a) if a Subsidiary is not organized in the U.S., the Subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) a Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act.

Response:         The Fund confirms that: (a) the Subsidiary, if organized and operating outside the United States, its board of directors will agree to designate an agent for service of process in the United States; and (b) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

•	Explain to us whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response:         The Fund confirms that the financial statements of any Subsidiary will be consolidated with those of the Fund.

Ms. Larkin November 6, 2024 Page 5

•	Confirm to us that any wholly-owned Subsidiary’s management fee (including any performance fee), if any, will be included in the management fee line item of the Fund’s fee table and the wholly-owned Subsidiary’s expenses will be included in the other expenses line item of the Fund’s fee table.

Response: The Fund confirms that for any Subsidiary that is wholly-owned, the Fund undertakes to include the Subsidiary’s management fee (including any performance fee), if any, in the management fee line item of the Fund’s fee table and the wholly-owned Subsidiary’s expenses in the other expenses line item of the Fund’s fee table.

16.	Comment: Historical Performance Data of the Adviser. Disclosure states that the Adviser is under common control with Eagle Point Credit Management, the investment adviser to funds and accounts that have investment objectives, policies and strategies substantially similar to those of the Fund. The Adviser and Eagle Point Credit Management appear to be affiliates. For the purposes of utilizing historical performance, please tell us whether the Adviser and Eagle Point Credit Management have in common virtually all of their investment professionals. See GE Funds (pub. avail. Feb. 7, 1997).

Response:          The Fund confirms that the Adviser and Eagle Point Credit Management are affiliates and have in common virtually all of their investment professionals.

17.	Comment: Historical Performance Data of the Adviser. The table must be presented either (1) net of all actual fees/expenses, including sales loads relating to the accounts, or (2) adjusted to reflect all of the Fund’s expenses listed in the Fund’s fee table, including sales load. Performance figures are not required to be presented net of custodial fees, if any. See Investment Company Institute (pub. avail. Aug. 24, 1987). If custodial fees are not deducted, the Fund should disclose that prior performance is shown net of all fees/expenses except for custodial fees. If the actual fees/expenses of the accounts are lower than the Fund’s fees/expenses, disclosure should state that the use of the Fund’s expense structure would have lowered the performance results. Please revise accordingly.

Response:          The Fund respectfully notes that the table is presented net of all fees and expenses applicable to the EP Accounts. The Fund respectfully notes that the requested disclosure was included in the Fund’s prospectus in bold (reproduced below in bold). For this reason, no changes were made in response to this comment.

The table presents returns for EP Accounts net of all fees applicable to the EP Accounts, which do not reflect the deduction of any sales load, early withdrawal charges or the fees and expenses specific to the Fund (such as the Fund’s organizational and permissible offering expenses and distribution and service fees). If the performance for the EP Accounts had been adjusted to reflect the charges, fees and expenses and maximum sales load applicable to the Fund, returns would have been lower than those shown.

Ms. Larkin November 6, 2024 Page 6

18.	Comment: Historical Performance Data of the Adviser. The table does not appear to list the “Other EP Accounts” individually or include the five individually-listed funds in the composite. Please explain how this table satisfies the conditions of no-action relief regarding prior performance presentations.

Response:          The Fund has revised the disclosure to present the composite aggregate performance of all applicable EP Accounts, which presentation is consistent with conditions of no-action relief regarding prior performance presentations as such accounts include all accounts that are substantially similar to the Fund.

19.	Comment: Historical Performance Data of the Adviser. Please confirm that the composite performance deducts the highest fee charged to any account during the performance period.

Response:          As disclosed in the Registration Statement, composite performance is net of all fees applicable to the EP Accounts.

20.	Comment: Historical Performance Data of the Adviser. The prior performance must present the average annual total return for 1, 5, and 10 years of operation or since date of inception if less than 10 years. Performance may be presented in other formats if it is accompanied by the average annual total return for 1, 5 and 10 years. For example, the Fund may also show the average annual total return for 3 years. Please revise accordingly.

Response:          The Fund has revised the disclosure accordingly.

21.	Comment: Historical Performance Data of the Adviser. Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:          The Fund confirms that it has the necessary records.

22.	Comment: Our synthetic strategy involves certain additional risks. Please define “SRT” securities.

Response:          The Fund has revised the disclosure accordingly.

23.	Comment: We are subject to risks associated with loan accumulation facilities. Please define “LAFs.”

Response:          The Fund has revised the disclosure accordingly.

24.	Comment: We may be obligated to pay the Adviser incentive compensation even if we incur a loss or with respect to investment income that we have accrued but not received. Please add disclosure in the strategies section regarding investments in PIK and OID securities. Please also disclose the risks presented by investments in PIK and OID securities, including:

•	The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

Ms. Larkin November 6, 2024 Page 7

•	The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

•	Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash; and

•	PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral.

Response:          The Fund has revised the disclosure accordingly

25.	Comment: Incentive Fee. Disclosure states, “The following is a graphical representation of the calculation of the incentive fee as well as examples of its application.” The graphical representation appears to be missing. Please revise.

Response:          The Fund has revised the disclosure accordingly.

26.	Comment: Control Persons. Please include a chart of outstanding securities (current within 90 days). See Item 10.5 of Form N-2.

Response:          The Fund has revised the disclosure accordingly.

27.	Comment: No Right of Redemption. Please delete the third, fourth, and fifth sentences, as they already appear in the last paragraph on the previous page.

Response:          The Fund has revised the disclosure accordingly.

28.	Comment: Plan of Distribution. Disclosure in the first paragraph states that the Fund has agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1940 Act and the Securities Act. Please briefly describe such provisions. See Item 5.4. of Form N-2.

Response:          The Fund has revised the disclosure accordingly.

29.	Comment: Distribution Reinvestment Plan. Please disclose whether shareholders will receive partial shares in connection with the Distribution Reinvestment Plan.

Response:          The Fund has revised the disclosure accordingly.

Ms. Larkin November 6, 2024 Page 8

Part C

30.	Comment: Business and Other Connections of Investment Adviser. Disclosure incorporates by reference the investment adviser’s Form ADV. Please add a hyperlink for the form. See 17 CFR § 270.0-4 (requiring an active hyperlink to information incorporated by reference into a registration statement).

Response:          The Fund has revised the disclosure accordingly.

31.	Comment: Undertakings. Please add the required undertaking in Item 34.6, or explain why it is not necessary. See Item 34.6 of Form N-2.

Response:          The Fund has revised the disclosure accordingly.

Accounting Comments

32.	Comment: Please confirm if the Fund proposes to engage in other formation transactions with Eagle Point Defensive Income Fund NJ LP (the “Private Fund”) in addition to the $100,000 contribution of seed capital referenced in the Statement of Financial Condition. If applicable, please provide additional information about the transaction described on Page 27 in the section titled “Business,” which references Private Fund’s contribution of assets in exchange for shares of beneficial interest of the Fund. In your response, please provide an analysis addressing the applicability of S-X 6-11 to any in-kind formation transactions including;

•	Whether the transaction meets the definition of a fund acquisition as defined in S-X 6-11(a)(2).

•	What is the underlying business purpose of the transaction?

•	What is the nature of the relationship between the transacting parties?

•	What are the future operating plans of the selling entity and the retained assets? Will the selling entity continue its operations? Will it be winding down? Will it be changing its strategy?

Response:          The Fund respectfully notes that the Private Fund’s contribution of assets to the Fund occurred prior to the Fund’s registration under the 1940 Act and no exemptive relief is required. The Fund confirms that it does not presently intend to engage in any additional formation transactions with the Private Fund. In a subsequent filing, the Fund will include financial statements of the Private Fund consistent with Rule 6-11 of Regulation S-X.

33.	Comment: Please expand on valuation risk disclosures on page 60 to address the valuation of investments measured at NAV as a practical expedient.

Ms. Larkin November 6, 2024 Page 9

Response:          The Fund has revised the disclosure accordingly.

34.	Comment: Please update the KPMG consent to a current date when filing the next amendment.

Response:          The Fund confirms that it will file an updated KPMG consent in a subsequent filing.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Nauman S. Malik, Eagle Point Credit Management LLC
Joshua M. Katz, Eagle Point Credit Management LLC
Philip Hinkle, Dechert LLP